UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
June 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21
NIRE 35.300.022.807
(a publicly held company)

MINUTES OF THE BOARD OF DIRECTORS’ EXTRAORDINARY MEETING
HELD JUNE 30, 2011

Date, time and place:  Held June 30, 2011, at 09:00 a.m., by teleconference centralized at the Company’s headquarters at Alameda Santos, no. 1.357, 6th floor, in the City of São Paulo, State of São Paulo.

Call notice:  The call notice was waived, since all of the members of the Board of Directors were present.

Attendance:  All Board members were present: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat and Wang Wei Chang.

Presiding:	José Luciano Duarte Penido – Chairman.
Claudia Elisete Rockenbach Leal – Secretary.

Agenda: (i) Approve the dismissal, without cause, of Mr. Carlos Augusto Lira Aguiar, from the duty of Company’s Chief Executive Officer; (ii) Ratify the appointment of the new Company’s Chief Executive Officer; and (iii) Elect a new member of the Company’s Board of Executive Officer.

Resolutions:  After discussion and analysis of the matters included on the agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors:

(i)           Approve the dismissal, without cause, of Mr. Carlos Augusto Lira Aguiar, Brazilian Citizen, married, engineer, bearer of ID card R.G. no. 11.044.512-9, of the SSP/RJ, registered with the Cadastro Nacional de Pessoas Físicas (“CPF/MF”) under no. 032.209.829-72, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Alameda Santos, No. 1.357, 6th floor, from the position of Company’s Chief Executive Officer, to which he was reelected under the terms set forth in the Minutes of the Ordinary Meeting of the Board of Directors held on August 25, 2010 and registered with the Trade Board - Junta Comercial do Estado de São Paulo on September 6, 2010, under no. 322.779/10-8 with effect as of July 1, 2011. The Board of Directors, through its members, thanks for Mr. Carlos Augusto Lira Aguiar excellent services rendered during all the period he was the Company’s Chief Executive Officer.

(ii)           Ratify the election of Mr. Marcelo Strufaldi Castelli, Brazilian Citizen, married, mechanical engineer, bearer of ID card R.G. no. 11.778.104-6 SSP-SP, registered with the CPF/MF under no. 057.846.538-81, resident and domiciled in the City and State of São Paulo, with business address at Alameda Santos, No. 1357, 6th floor, which until then was the Officer without specific title, exercising the functions of managing the departments for paper, forestry, corporate strategy and supplies, as the Company’s Chief Executive Officer, to which he was elected under the terms set forth in the Minutes of the Ordinary Meeting of the Board of Directors held on February 24, 2011. The Company’s Chief Executive Officer now elected, with term of mandate until August 25, 2011, when he can be reelected.

(iii)           As per the resolutions above, the Board of Directors decided that the functions performed by the Chief Executive Officer dismissed herein (executive direction of the Company) will be exercised, from July 1st, 2011, by the new Company’s Chief Executive Officer, Mr. Marcelo Strufaldi Castelli, who keeps the functions of paper business management, risk management and corporate strategy.

(iv)           Also, as a result of the resolutions above, the Board of Directors elect Mr. Aires Galhardo, Brazilian Citizen, married, businessman, bearer of ID card R.G. no. 24.854.223-0, registered with the CPF/MF under no. 249.860.458-81, resident and domiciled in the City and State of São Paulo, with business address at Alameda Santos, no. 1357, 6th floor, as the new Company’s Officer without specific designation, to exercise the functions of managing the department forestry, from July 1st, 2011. The Company’s Officer now elected, with term of mandate until August 25, 2011, can be reelected.

(v)           Finally, the Board of Directors decided that the functions of managing the department for supplies heretofore performed by Mr. Marcelo Strufaldi Castelli will be exercised, from July 1st, 2011, by Company’s Officer, Mr. Francisco Fernandes Campos Valério, who keeps the functions of managing of industrial operations, engineering and supplies.

Closing:  There being nothing more to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all present.  Attendance: José Luciano Duarte Penido – Chairman of the Board of Directors and Chair of the Meeting; Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat; Wang Wei Chang; and Claudia Elisete Rockenbach Leal – Secretary.

São Paulo, June 30, 2011.

True to the original.
Extracted from the document itself.

Claudia Elisete Rockenbach Leal
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: June 30, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO